Exhibit 99.1

On February 24, 2020, members of the management team of HP Inc. (“HP”), including Enrique Lores, President and CEO, Beth Howe, Vice President and Head of Investor Relations, and Steven Fieler, Chief Financial Officer, participated in HP’s first quarter earnings conference call. Some of their remarks included a discussion of the proposed acquisition of HP by Xerox Holdings Corporation and HP’s strategic and financial value creation plan (the “Value Plan”). Below are excerpts from the transcript of the conference call relating to the proposed transaction and the Value Plan.

CORPORATE PARTICIPANTS

Enrique Lores	Steven Fieler
President, Chief Executive Officer & Director, HP, Inc.	Chief Financial Officer, HP, Inc.

Beth Howe
Vice President & Head-Investor Relations, HP, Inc.

OTHER PARTICIPANTS

Shannon Cross	Paul Coster
Analyst, Cross Research	Analyst, JPMorgan Securities LLC

Kathryn L. Huberty	Matthew Cabral
Analyst, Morgan Stanley & Co. LLC	Analyst, Credit Suisse Securities (USA) LLC

Antonio M. Sacconaghi Jr.	Jeriel Ong
Analyst, Sanford C. Bernstein & Company	Analyst, Deutsche Bank Securities, Inc.

Amit Daryanani	RK Raghunathan Kamesh
Analyst, Evercore ISI	Analyst, Goldman Sachs & Co. LLC

Ananda Baruah
Analyst, Loop Capital Markets LLC

MANAGEMENT DISCUSSION SECTION

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Enrique Lores
President, Chief Executive Officer & Director, HP, Inc.

Thank you, Beth, and thank you everyone for joining us. HP made two important announcements today. First, we shared our Q1 earnings results that demonstrate our incredibly strong foundation. We also announced a three- year value creation plan that reflects the significant opportunities ahead. We have a lot to cover today, and frankly, I've been looking forward to this call for some time.

We have a winning plan. Since becoming CEO of HP four months ago, my focus has been to deliver on the strategic priorities I outlined during our Investor Meeting last year. When I talked you through our plans to advance, disrupt and transform, I made clear that we have multiple levers to drive shareholder value, and this quarter's results show that our plan is working.

On the call today, we will first cover Q1 earnings and then go into detail on our value creation plan. We will also talk about the Xerox proposal and why it undervalues HP and creates risk for our shareholders.

***

Our Q1 results show our company with an incredibly strong foundation and the three-year value creation plan we are announcing today demonstrates the significant opportunity ahead. We have multiple levers to drive value for our shareholders and a clear set of guiding principles. Specifically, we will intensify our transformation focus in taking cost out, manage our Personal Systems and Print businesses to advance their lead in their market, and drive a more aggressive balance sheet and capital allocation approach.

Our new financial outlook is expected to deliver $3.25 to $3.65 of non-GAAP EPS in fiscal year 2022. This is underpinned by a rigorous operational plan. This management team has a proven ability to take cost out of the business while maintaining a disciplined investment approach today and for the future. We have also proven that this is a company and a team that delivers on its commitment. This is our culture.

The strong earnings announced today are yet another proof point. You have every reason to share our confidence in the company and the opportunities ahead. Additionally, against this backdrop of strong performance, we believe additional value can be created through consolidation. In fact, instead of talking about being a first mover, we have been a first mover. Our acquisition of Samsung's Printing business in 2017 is an important example. However, anything we consider and anything we do must first and foremost make sense for HP shareholders.

Before I go into more detail on our three-year plan, let me address the Xerox proposal and why we firmly believe that this is not in the best interest of HP shareholders.

The Xerox proposal meaningfully undervalues HP. It creates significant risk and it compromises the future of HP and the value of HP's shares. Simply put, their proposal has a number of fundamental problems.

The first is a flawed value exchange. The Xerox proposal does not reflect the value of our company or the plan that we announced today. The value exchange simply does not work.

The second is that the proposal creates a highly leveraged and irresponsible capital structure. Considering the nature of our business, which operates with a negative cash conversion cycle as well as a macroeconomic cycle this level of debt creates significant unnecessary risk. Its resulting debt to EBITDA ratio would be the highest in the S&P hardware index. A debt lever Xerox is proposing would virtually extinguish the capital returns that have been an important driver of value creation for HP.

The third is the transfer of value from HP's shareholders to Xerox's shareholders. Their overstated synergies include many of the initiatives and cost saving activities we are already doing. It is important to keep in mind that there is no overlap between Xerox and over 90% of HP's business.

In addition, the Xerox proposal uses our balance sheet's strength to acquire our company, creating value for Xerox's shareholders but not for HP's. Beyond these problems, we are looking at two very different company. HP is a global leader in both personal systems and print. Xerox has no presence in personal systems. Xerox's position in print is not nearly as robust as HP. We are a technology leader. And with Xerox's exit from the Fuji Xerox joint venture, Xerox has no long-term technology or supplies roadmap.

HP has grown by $10.5 billion over the last three years. This revenue growth is meaningfully more than Xerox's total company revenue. HP does not need a Xerox combination to create significant value for shareholders.

Now I'm excited to get to the most important news we are sharing today. The plan we are announcing, shows the stand-alone value our shareholders can expect from us, more specifically, we expect to grow operating profit by approximately $650 million with realistic market assumptions and roughly flat revenue, to generate $10.7 billion to $11.7 billion of free cash flow and to return $16 billion of capital to shareholders.

This represents approximately 50% of HP's current market cap and at least $8 billion to be returned in the first 12 months. Altogether, these plans would deliver non-GAAP EPS of $3.25 to $3.65 in fiscal year 2022 compared to the $2.24 we delivered just last year. Our significant earnings per share growth will be driven by the principles I outlined at the beginning: aggressive structural cost reductions and ongoing productivity savings; disciplined management of our Personal Systems and Print businesses to lead in their market; and a more aggressive balance sheet and capital allocation approach.

Now, I want to spend some time talking about each of these EPS drivers. I will start with one of the core elements of our value plan, which is to transform our company with a relentless focus on costs. As we outlined at our Investor Day, we are driving efficiencies to generate structural cost savings. We have taken and are taking important actions that are driving measurable benefits.

We expect our current cost reduction program to increase from the $1 billion announced in October 2019 to a revised plan of $1.2 billion of gross, annualized run-rate structural cost savings. We are also announcing today that approximately $650 million of these structural cost savings are expected to flow through to operating profit. As a result of these actions, as previously announced, we're removing 7,000 to 9,000 positions or 13% to 16% of our total workforce and our restructuring dollars remain unchanged.

Complementing these structural savings, we will continue to drive productivity actions across the company. We treat this as a separate bucket that we do each and every year to maintain our competitive position in the market.

These include vendor management, material cost reduction, logistic efficiencies and more. Structural and productivity savings combined can generate more than $2 billion of savings as a stand-alone company.

We have clear line of sight to deliver on these savings. We have defined projects across the organization to support our target with clear owners and timelines. Let me share some specific examples.

I mentioned before the change that we are making in our sales organization. We have also consolidated marketing activities under one central global team. This is driving improved marketing spend efficiency and effectiveness. We are also creating efficiency in our business units and operations. We are changing our development processes, creating R&D centers of excellence and simplifying our hardware, software and firmware platform. We have also embarked on a process to optimize the location of our factories and distribution network.

We are reducing the cost of our service delivery by reducing the number of call centers, building tools to enable remote support and aggressively improving our product quality. We will be driving down real estate costs by reducing the number of locations and increasing the mobility of our workforce. And finally, we are redefining and digitizing processes to improve efficiency of our back office work. And at the same time, this creates better experiences for our customers, partners and employees.

We anticipate that we will be achieving 40% of the annualized savings in fiscal year 2020, 75% in fiscal year 2021 and we will reach 100% of the savings during fiscal year 2022. Reducing cost is a never-ending task and we will continue to look for opportunities to drive efficiencies.

Let me talk now about our business segments. Let's start with Personal Systems, where we are creating amazing new experiences for customers, while driving profitable growth. Personal Systems represents approximately two- thirds of our revenue. As we discussed, we continue to outgrow the market, grow revenue and drive profit. This is a large and growing business that has further expansion opportunity with the next generation of customers and exciting new compute models. We have a winning strategy that's anchored in premium design, security and innovation to continue gaining share in higher value categories. That's exactly what we have done the past three years and we are still under-indexed in higher-margin segments.

We're also growing the lifetime value of our installed base by broadening our ecosystem of displays and accessories and accelerating in services. And we have demonstrated meaningful progress in driving cost advantage across our platforms and our end-to-end delivery system.

Looking forward, we expect to grow Personal Systems revenue at or better than market, while expanding our long-term operating margin target to 3.5% to 5.5%. We feel great about the trajectory of this business and our team's ability to execute.

Turning to Print. We have an incredible business in the large $200 billion-plus print market. We are the market leader in size, scale, profit and innovation across Office, Home and Graphics Printing. And in a mature industry, everyone wants to be a leader.

At the same time, we are still under-indexed in attractive categories, like contractual in Office Printing. And as we drive a more consistent customer experience across our full Print portfolio, we are confident that we will achieve significant cost savings and productivity gains.

We continue to execute on our strategy to increase supplies share and to evolve our business models over time by growing contractual sales and optimizing system profitability with improved hardware margins. In addition, as I previously mentioned, we will also expand our solutions in Graphics, 3D Printing and digital manufacturing.

This plays an important role in our long-term plan. And HP's decades of investment have created a leading portfolio of technology and intellectual property that we are monetizing to create new sources of value beyond hardware across key industrial markets.

Across our Print segment, we are executing a strategy that will advance our leadership, disrupt industries and transform our business to improve our profitability. As a result, we are setting a long-term operating margin target for Print at 16% to 18%.

Let me now hand the call over to Steve who will go into more details on the financial plan starting with optimizing the balance sheet.

Steven Fieler
Chief Financial Officer, HP, Inc.

Thanks, Enrique. An important part of our value creation plan is driving a more aggressive balance sheet and capital allocation approach. We are establishing a new capital structure model with a target gross leverage ratio between 1.5 to 2 times gross debt to EBITDA. In addition, we have announced a new capital return program both in the short-term and long-term which would utilize HP's balance sheet for the benefit of HP's shareholders.

Our capital structure will still preserve our ability to pursue disciplined and accretive M&A and to continue to grow our dividend at least in line with earnings. The plan builds on HP's strong history of returning capital to shareholders.

Looking forward, we expect to return approximately $16 billion to shareholders over the next three years with at least $8 billion of shares repurchased in the 12 months following our 2020 Annual Shareholder Meeting.

To support this plan, the board has increased the total share repurchase authorization to $15 billion, an increase from the $5 billion we announced in October 2019. This increased capital return will be funded by deploying excess cash on HP's balance sheet and available debt capacity.

We remain committed to maintaining an investment-grade rating. We are also increasing our long-term return of capital target from approximately 75% to 100% of free cash flow unless higher return opportunities emerge.

We have a strong value plan reflecting the significant opportunities across our business. It is a plan built on realistic assumptions and it is a plan that combines operational earnings growth with enhanced return of capital to shareholders.

I'll bridge our non-GAAP EPS from FY 2019 to FY 2022 in three parts. Starting with the earnings contribution from our Print and Personal Systems business segments, we're expecting an increase of $0.41, plus or minus, from FY 2019 to FY 2022. This assumes approximately flat company revenue during this period, consistent with the growth across our weighted portfolio TAM.

We remain well-positioned to continue outgrowing our markets, improving our mix into higher growth and margin categories, all while managing improved supplies revenue declines over the three-year period. Importantly, the primary driver of the expected operating profit growth is the high confident $650 million net flow-through from our transformation cost takeout program.

Second, we had $0.35, plus or minus, from shares and other using our previously guided 75% capital return. This base operational plan would generate between $2.90 to $3.10 non-GAAP EPS in FY 2022 before any enhanced return of capital.

Finally, we added the benefit from the incremental capital return program announced today, the upfront share repurchases, along with a 100% return of free cash flow target over the years ahead. This would generate another $0.45, plus or minus. In total, for FY 2022, non-GAAP EPS range is between $3.25 and $3.65.

We hold ourselves to high standards and it is the HP Way to consistently achieve the goals we set. We take a disciplined approach to capital allocation, including M&A and return of capital. We have experienced acquiring and consolidating as well as separating and divesting and we have returned a significant amount of capital to shareholders. And we've done all of this while executing globally across both Personal Systems and our Print portfolio and creating new businesses and revenue streams. That's the foundation we have built at HP. It's one that you can trust and it is grounded in a purpose-driven values of making sustainable impact and doing business the right way.

Now I'll turn the call back to Enrique.

Enrique Lores
President, Chief Executive Officer & Director, HP, Inc.

Thank you, Steve. The details we have shared today show that HP has a path to attractive value creation and a compelling investment thesis through execution of our standalone plan. Additionally, we believe consolidation on the right terms could create incremental upside to this plan for HP's shareholders.

HP is reaching out to Xerox to explore if there is a combination that creates value for HP's shareholders that is additive to HP's strategic and financial plans. I'm confident in this next chapter of HP. We will be more aggressive, nimble and focused and we have multiple levels of value creation.

Now, let me stop there and open the lines for your questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. And we will now begin the question-and-answer session. [Operator Instructions] And our first question will come from Shannon Cross of Cross Research. Please go ahead.

Shannon Cross
Analyst, Cross Research

Thank you very much, and thank you for the detailed explanation of your strategy going forward. I wanted to follow up on the commentary that you made at the end, Enrique, about that you're reaching out to Xerox. And I'm curious as to sort of steps and then also what metrics would you need to see to pursue a deal? And you'd probably want to talk more generically, but just in general how are you looking about out that, and how are you thinking about consolidation overall within the industry? And then I do have a follow-up. Thank you.

Enrique Lores
President, Chief Executive Officer & Director, HP, Inc.

Sure. Thank you, Shannon. I think any conversation we will have needs to address the three issues that we outlined during the call. First, we need to make sure that the value exchange between the two companies reflect the real value of each of them. Second, the resulting entity needs to have a capital structure that makes sense and that will be able to address the needs of the businesses that we will be running. And third, it needs to be based on synergies that are realistic and that can be achieved. This is a conversation that we think is possible to have at this point. And this is what we have opened the communication – opened engagement to talk about.

Steven Fieler
Chief Financial Officer, HP, Inc.

And so quickly – just double-click for a second. On the three dimensions that Enrique described. On the first one, on the value exchange, just to put it numerically, given our outlook Xerox offer today is roughly a 7 times P/E 4 for HP. And if we look at consensus on Xerox over a similar period, they're – as of last week – in closer to the 9.4 range. So striking difference in the respective valuations, despite the fact if you look at our performance HP has been growing and Xerox has been declining.

The quick double-click on irresponsible capital structure. There's no hardware company S&P index with a leverage beyond 3.5 and so we view it as irresponsible. Candidly, if we just reflect on the current situation with coronavirus and the working capital required to run our Personal Systems business, it's really important that you have that flexibility in your operating cash as we do today.

And then the third one on the synergies, it's important that our investors get the benefit of HP's cost takeout program and not Xerox taking credit for it in terms of the synergies they're claiming.

Enrique Lores
President, Chief Executive Officer & Director, HP, Inc.

And let me add one more thing. Our number one priority is to execute the plan that we have outlined today. We have an opportunity of creating very strong value for our shareholders and this is what myself, Steve and the rest of the team are uniquely focused.

Shannon Cross
Analyst, Cross Research

Great. Thank you. And then I just wanted to clarify that you're taking up your cost reduction to $1.2 billion and specifying $650 million flowing through to the bottom line. Kind of curious as to what you've seen that's incremental that's driving that. And also, you mentioned $2 billion over time. Is that a longer-term target? Just any clarity there? Thank you.

Steven Fieler
Chief Financial Officer, HP, Inc.

Yes. So maybe I'll clear up the numbers. So what we announced at SAM in October was a $1 billion gross run rate savings by the end of FY 2022. At the time we did acknowledge that that was to cover business headwinds to invest in the business and we'd have some drop to the bottom line and we didn't quantify that drop. What we're announcing today is that that, that $1 billion goes up to $1.2 billion in FY 2022 and not by the end of FY 2022 and that there would be a $650 million net drop from that.

The confidence comes really from the start out of the gate, given where we see the head count reductions that have taken place thus far, the continued work we've done over the prior three months. As we've said, we'll always look at taking additional cost out, and we will communicate them when we have line of sight, and so we have line of sight, we've increased it to $1.2 billion.

In addition to that, what we didn't specifically quantify in October, but it's important for our investors to understand is we also have ongoing productivity initiatives and actions. This takes place every year. It always does at HP, where we see more than a $1 billion of productivity. Think about this as vendor management, supplier management, pricing efficiencies which we drive day in and day out. That's really used more just to make sure that we are competitive in our markets, in our business. And so what's really important is the structural cost reductions and that's now $1.2 billion.

Enrique Lores
President, Chief Executive Officer & Director, HP, Inc.

Like as Steve said, we said in October and we said it today, we will continue to look for opportunities to become more efficient, removing costs is an activity that never stops, and we will continue to do that and continue to improve the efficiency of the company.

Shannon Cross
Analyst, Cross Research

Thank you.

Operator: Our next question will come from Katy Huberty of Morgan Stanley. Please go ahead.

Kathryn L. Huberty
Analyst, Morgan Stanley & Co. LLC

Thank you. Good afternoon. Commend you on the very aggressive capital return plan. In that context, maybe this is a question for Steve first, if and when the PC market growth turns negative, how do you plan to manage through the negative cash conversion cycle and the potential impact to free cash flow so that you can continue to meet this new share buyback commitment?

Steven Fieler
Chief Financial Officer, HP, Inc.

Sure. Yeah, I mean, it's really a fundamental part of our overall capital structure and as we said on the prepared remarks our new target leverage ratio is 1.5 to 2 times. It's important that we maintain investment grade and we have confidence that operating within that range will do so.

And the reason for that is a few-fold, one of which is what you just described. It's important that we can manage across economic cycles and, particularly, with our Personal Systems business and ensure that we have sufficient cash for operations.

Also, given what we've announced, we think our capital structures still supports our ability to invest and look at accretive, disciplined, value-based M&A and really take advantage of the financial and debt markets as they arise.

Enrique Lores
President, Chief Executive Officer & Director, HP, Inc.

And let me add one comment. Steve said in the prepared remarks, we have very realistic market assumptions that are supporting this plan and basically we are expecting flattish revenue. So this is also an important plan or the confidence that we have about this plan.

Kathryn L. Huberty
Analyst, Morgan Stanley & Co. LLC

So that actually connects to my follow-up, the operational earnings growth over the next three years is $0.41. That entirely ties to the $650 million of cost savings. So as you say, there's no revenue growth, there's no benefit from margin expansion, as you mix into higher value PC categories as the supplies trajectory improves. And so, just some context around why you're not betting that operationally you can grow earnings beyond the cost savings over the next three years.

Steven Fieler
Chief Financial Officer, HP, Inc.

Yeah. I would say, first of all, the plus $650 million is a plus or minus, right. And so, we obviously have proven in the past few years, our ability to profitably outgrow our market and also do so in categories where we're under- indexed and have higher long term growth and margin-accretive potential.

That being said, we did want to take a realistic view of the opportunities in markets that we see. We do see and would expect certain parts of our portfolio to continue to grow. And we would expect, there'll be parts of our portfolio that we continue to expect some declines, supplies being one of them. Although, we do expect that the supplies declines will improve over the period.

Operator: Our next question will come from Toni Sacconaghi of Bernstein. Please go ahead.

Antonio M. Sacconaghi Jr.
Analyst, Sanford C. Bernstein & Company

Yes. Good afternoon, and thank you for the presentation and all the detail. I'm wondering, you did talk about reaching out to Xerox to explore a combination. But it doesn't sound like you're open to being purchased by Xerox at any price, let's say, $30 a share or more, simply because under any raised price you would still have the same grievances, is that correct? If I literally follow your logic, it sounds like you're not open to being purchased by Xerox, and Xerox having a majority control of the company under – at any price. Is that fair?

Enrique Lores
President, Chief Executive Officer & Director, HP, Inc.

At this point, Toni, I don't think that who buys what is a real conversation. The real conversation is to make sure that either two companies get together, we address the issues that we outlined during the call. First, we need to make sure that the valuation of the two companies is fair based on the value that both companies are going to be bringing to the joint entity. We need to make sure that the resulting capital structure makes sense for the businesses where we will be operating. We need to make sure also that there is a fair, a clear assessment of what the synergies are. This is, I think, the important conversation for our shareholders. When we clarify that, then, who, how are things that will be discussed after that.

Antonio M. Sacconaghi Jr.
Analyst, Sanford C. Bernstein & Company

Okay. Thank you. And if I could just follow up. Could you, A, just clarify what your expected supplies growth is through 2022 in terms of decline per year? And then maybe you can comment on what feedback you've received from investors about this proposal? And the reason I ask is, you're effectively saying what we outlined in October was $3 a share in 2022, and the stock market reacted with a share price of $17 or $18 for HPQ. Now, you are effectively taking that up to $3.50, but it's not dramatically different and your stock price is up 33% since then. So, I'm wondering, A, what feedback did you receive from investors over the last couple months since the Xerox offer has come to be, and why do you believe that the market will view earnings that are 15% higher as being an entity that's dramatically higher value than the price they were willing to ascribe to the company shortly after the Analyst Day? Thank you.

Steven Fieler
Chief Financial Officer, HP, Inc.

So, let me take a first crack at that. So, I think there's a couple of things just to start with. The first of which is to remind everyone we did overdeliver on our Q4 results after Analyst Day and we significantly overdelivered on our Q1 results announced today, as well as now two increases in our full year 2020 outlook. So, that's point one.

Point two is what we didn't share in October, what we are sharing today is the underlying financial plan that is consistent with the strategy described at our Security Analyst Meeting (sic) [Securities Analyst Meeting]. And that plan in and of itself is why we bridged it the way we did would deliver between a $2.90 to $3.10 non-GAAP EPS in FY 2022 before any of the incremental increase return of capital discussed today.

So, I think those are two important data points that have not been shared with. I guess the earnings beat has, but the value plan itself this is the first time we're talking about it in this level of detail. And I think it's important facts and assumptions that would support the investor dialog which we continue to have and will continue to have.

Enrique Lores
President, Chief Executive Officer & Director, HP, Inc.

And when I got this question in the past I always said that we were undervalued because our financial plan was clearly delivering higher value. And this is one of our objectives of sharing this today, because now this analysis can be done openly and it will clearly reflect what is the real value of this company.

Antonio M. Sacconaghi Jr.
Analyst, Sanford C. Bernstein & Company

Okay. Thank you very much.

Enrique Lores
President, Chief Executive Officer & Director, HP, Inc.

Thank you, Toni.

Operator: Our next question will come from Amit Daryanani of Evercore. Please go ahead.

Amit Daryanani
Analyst, Evercore ISI

Yeah. Thanks a lot. I have few questions as well and thanks for providing all the details over here. I guess,
Enrique, when I think about the updated capital allocation narrative, I'm wondering how does M&A fit into your thought process as we go forward? And specifically a question we get way too often is, will HP turn around and look to acquire Xerox at some point? So I'd love to understand how do you view M&A broadly, something you can talk about this, perhaps, with Xerox specifically?

Enrique Lores
President, Chief Executive Officer & Director, HP, Inc.

Well, let me start and then maybe Steve will provide more details. The way we have designed the capital structure will provide us flexibility to continue to drive accretive M&A with solid return on investment that will be aligned to the strategy that we have described. We have increased the debt that we are going to be taking, but still we will have enough room to drive the M&A that we will consider appropriate.

Steven Fieler
Chief Financial Officer, HP, Inc.

Yeah. I think the only thing I would add is – we intend to operate between 1.5 to 2 times leverage ratio. It's important for us to maintain investment-grade. We believe that still gives us the capacity to do – which is still an important part of our strategy, which is M&A.

Amit Daryanani
Analyst, Evercore ISI

Got it. If I just come back to the fundamentals in the quarter that you guys just reported, supplies and PC, it feels like it's time to stabilize the down 6%, 7% range for a few quarters now? I'd love to understand your perspective on how fiscal 2020 stacks up especially because compare start to get easier in the back half of supplies, and then any feedback you're getting from your customers or channel with the new pricing model?

Steven Fieler
Chief Financial Officer, HP, Inc.

Sure. I won't kind of give any specific guidance as it relates to supplies revenue other than potentially to provide some color commentary. Certainly as it relates to our three-year plan as I mentioned, we are still assuming the supplies revenue will decline, but we expect it to decelerate and improve over time.

The reasons for that – there's a few things. First of all, we're expecting that supplies share will improve throughout the period, reasons being our strategy, we're shifting more to contractual based models, both in the Home and Office. Enrique commented Instant Ink is now over six million subscribers. Number two, we expect to continue growing our industrial businesses, Graphics, 3D. Number three, we expect to shift more of our customers to our end-to-end systems. Now this is going to evolve over time, but that certainly should help supplies share. And finally, operationally we're driving changes we talked about in EMEA, but also executing some of the winds we saw on the Ink side where we've improved our supplies share into the toner side.

So those should all help our supplies trajectory over time. I would call out that we still have declines in installed base and especially in home, so there's definitely offset to that, which is why we're still expecting a decline throughout the period.

Enrique Lores
President, Chief Executive Officer & Director, HP, Inc.

Let me emphasize one of the points that Steve made. As a consequence of the strategy that we are driving, we expect the Print business to be a much stronger business three years from now than it is today. We will have fewer unprofitable customers, and we're sharing some details about that today. We will have higher share of supplies. We will have better hardware margin. We will have a higher percentage of contractual business, both for consumers and for businesses and there will be a higher mix of growth businesses like Graphics and 3D. So, as we execute our strategy, we are really driving a significant improvement of the quality of the Print business.

Operator: And our next question will come from Ananda Baruah of Loop Capital. Please go ahead.

Ananda Baruah
Analyst, Loop Capital Markets LLC

***

Thanks. And if I – just on cash, if I could squeeze one more in. Is there an opportunity to the cash – for the cash you'll be using for the share repurchase? And how would you like us to think about that opportunity costs?

Steven Fieler
Chief Financial Officer, HP, Inc.

When you say cash, you're talking about cash flow or cash on hand?

Ananda Baruah
Analyst, Loop Capital Markets LLC

Well, for the cash that you could – for the cash usage that you'll be using for the share repurchase. I just think that M&A potentially could be somewhat impacted. But would there be any other areas that perhaps you'd kind of pull back on investing in to let it flow of the free cash flow that you would then use for that share repurchase?

Steven Fieler
Chief Financial Officer, HP, Inc.

Well, obviously, we'll continue to look for returns-based opportunities to invest, and if we see those, we'll make those investments. If we don't see those, then there's always opportunities to drop more to the bottom line. We'll continue to aggressively lead in our markets, as Enrique said in his remarks. And again, if that leads to upside opportunities, that can drop more to the bottom line.

That being said, our three-year cumulative free cash flow outlook is between $10.7 billion to $11.7 billion. It's one of the strengths that we've seen in the past and would expect going forward, which is we generate a lot of cash at HP.

Operator: And our next question will come from Paul Coster of JPMorgan. Please go ahead.

Paul Coster
Analyst, JPMorgan Securities LLC

Yeah. Thank you very much for taking my question. First off, can you just talk us through the timeline here for when the Annual Meeting is and when you'll have the discussion with Xerox and when you will take on the debt? And to what extent in this fiscal year the debt will be sort of front-loaded to enable the purchase of shares?

Enrique Lores
President, Chief Executive Officer & Director, HP, Inc.

Well, in terms of the date of the Shareholder Meeting, we will be publishing our proxy statement in the next week and then is when the date will be defined. In terms of the engagement with the Xerox team, it's something that has actually already started and we will be reporting on that as we will have to, based on regulatory obligations. And the debt...

Steven Fieler
Chief Financial Officer, HP, Inc.

In terms of debt, I mean, the debt and the actual execution of the increased share repurchase, first and foremost, we're going to get out and engage with our shareholders, and we'll provide greater clarity in terms of kind of the timing and ultimately, the structure and debt levels as we get closer to the execution.

Paul Coster
Analyst, JPMorgan Securities LLC

Got it. Okay. And my follow-up question is, obviously, this is a really interesting value creation plan that you've outlined here. And if it's a good idea now, why wasn't it a good idea back in October? And what do you think you may have done by way of compromise in order to bring out the plan now versus back then?

Enrique Lores
President, Chief Executive Officer & Director, HP, Inc.

Sure. So, first of all, let me remember that when we had the Investor Meeting in October, I was still not the CEO, and I have been the CEO of the company only for four months. During these four months, I have worked with the team and all the team hard work to really look for ways to accelerate the value that we can provide to our shareholders. This is what we have presented today. And at the same time, we wanted to be able to demonstrate our ability to execute in Q1. We have done this today, presenting very strong results, and this is why we are having this conversation today.

Steven Fieler
Chief Financial Officer, HP, Inc.

I would want to add that in the October timeframe, we did announce the board's approval for the largest share repurchase authorization in the history of HPQ as a standalone company, both in terms of dollars as well as a percentage of our market cap, because as we said at the time, we did view our shares as significantly undervalued. So, we did say that at the time.

Operator: Our next question will come from Matt Cabral of Credit Suisse. Please go ahead.

Matthew Cabral
Analyst, Credit Suisse Securities (USA) LLC

Thank you. In your presentation, you mentioned roughly $1 billion of potential synergies created through the combination with Xerox. Can you just talk a little bit about how you arrived at that number and just the biggest differences you see versus the plan that Xerox has put out there?

Enrique Lores
President, Chief Executive Officer & Director, HP, Inc.

Sure. Let me take the question. So, we have done a lot of work internally to – based in public information trying to estimate those synergies and also we hired a company that is specialized to validate some of our key assumptions. And we'll reach kind of the conclusion that Steve mentioned before, that synergies are in the range of $1 billion. I want to remind everybody that the overlap between the two companies is relatively small. From our perspective, it's less than 10%. So, really, we need to always have that in mind when we talk about synergies.

Having said that, around 40% of the synergies will be in cost of goods sold. Around 60% of the synergies are in the OpEx side. This will give you a high-level estimation of the synergies.

Steven Fieler
Chief Financial Officer, HP, Inc.

I think it's also important just to reflect upon the flow-through. And what we've heard is that there's an assumption of 100% cost flow-through to the bottom line that Xerox has proposed. It's certainly not anything that's being achieved today in their cost takeout plans, and so I think we've reflected on that.

And again, I think it's important that whatever the synergy number is, it's an incremental synergy number and doesn't duplicate the cost plan that HP is already executing and candidly that Xerox seems to be executing on their side as well.

Enrique Lores
President, Chief Executive Officer & Director, HP, Inc.

Right. And this is – a fundamental part is we are driving significant cost out of this company and the value of that needs to go to HP shareholders. This is their money. This is why we think a big part of why the current proposal doesn't work for HP's shareholders.

Matthew Cabral
Analyst, Credit Suisse Securities (USA) LLC

Got it. And then, really strong EPS upside in the quarter, but it looks like your full-year guidance went up by a little bit less than the first quarter beat. Can you just help us understand if there's any pull-forward or anything one-time in the first quarter and why we shouldn't expect the margin upside to continue for the balance of the year?

Steven Fieler
Chief Financial Officer, HP, Inc.

Yeah. So, we increased our full-year outlook by $0.10. I think what we've demonstrated is we do have multiple levers to drive profit at the company and our outlook does assess the various risk and opportunities that we see. Maybe just a few high-level points, the first is we have factored into our guidance, certainly you see in Q2 the impact of coronavirus. We see it as a temporary issue at this point, again it's dynamic. But that is both in Q2 and does reflect our overall full-year guide.

 In the second half, Personal Systems is going to have a tougher compare, whereas Print should show a better compare and year-over-year improvement. But also in second half and I think what's important is we do expect to see more of the structural cost reductions and savings and we have increasing confidence in that. You factor all of those elements together, which is why we increased the full-year by $0.10, and we've got confidence in delivering that, albeit the coronavirus remains dynamic.

Operator: Our next question will come from Jeriel Ong of Deutsche Bank. Please go ahead.

Jeriel Ong
Analyst, Deutsche Bank Securities, Inc.

Yeah. Thanks for letting me ask the question. So, I wanted to just put together a couple of breadcrumbs together and just kind of paint a picture here. So, it seems like – you mentioned [indiscernible] (01:04:22) combination, yet you've mentioned a repurchase, which appears like you're required to raise some debt if you're to complete in the quick manner you've guided to. And finally, there's a commitment to this gross debt to EBITDA of 1.5 to 2 times. How do we reconcile the idea that if you were to pursue a combination with Xerox, the combination deal and repurchase could push you over the leverage that you've committed to?

Steven Fieler
Chief Financial Officer, HP, Inc.

Well, I guess first and foremost, we've got a strong balance sheet and we don't necessarily look at this as an either/or proposition. Our return of capital and capital structure is really designed to return significant capital, also preserve the optionality around M&A if it's ROI-based and disciplined and accretive to the company that could create value for our shareholders. Clearly, any specifics or hypotheticals really matter about what any potential transaction could look like, so we won't comment on that. But our capital allocation will remain disciplined and responsible and strategically deployed to drive value for the company, and we think that 1.5 to 2 times target leverage will allow us to do so.

Jeriel Ong
Analyst, Deutsche Bank Securities, Inc.

Got it. Appreciate that. And one fundamental one, if I can. You mentioned a raise on both sides, Personal Systems and Print margins. I want to ask versus perhaps back in October, what gives you confidence in that raise?

Steven Fieler
Chief Financial Officer, HP, Inc.

Yeah. Our long-term margins for Personal Systems, it's fundamentally driven by the structural improvements we have made and would expect to be making in our mix. You've seen that underlying our results over the past many quarters, certainly in the most recent quarter is also helped by some of the supply chain cost favorability. But the mix really helps. And then, the cost takeout, the cost takeout should help both Personal Systems and Print both in the short-term and long-term.

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Enrique Lores
President, Chief Executive Officer & Director, HP, Inc.

So, thank you everybody for joining. As you have seen during the call, we are very confident in the plans we have laid out today. We will build on our disciplined and sustained cost reduction actions to drive overall operating profit and cash flow across our business, and we will keep evolving, so we can become a better, leaner, more digitally- driven company. My number one priority is to execute the plan that we have outlined today. Thank you.

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